UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

HORIZON TECHNOLOGY FINANCE CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

44045A 102
(CUSIP Number)

Cora Lee Starzomski, Anholt Investments Ltd. (formerly known as Compass Group Investments, Ltd.) 69 Pitts Bay Road, Belvedere Building -- 4th Floor, Hamilton HM08, Bermuda (441) 400-7716
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 44045A 102

1.	NAME OF REPORTING PERSONS:

ANHOLT INVESTMENTS LTD.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

Not Applicable
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda
	7.	SOLE VOTING POWER:
NUMBER OF
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER:
OWNED BY
EACH		1,271,414
REPORTING	9.	SOLE DISPOSITIVE POWER:
PERSON
WITH		0
	10.	SHARED DISPOSITIVE POWER:

1,271,414
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,271,414
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 44045A 102

1.	NAME OF REPORTING PERSONS:

NAVCO MANAGEMENT, LTD.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda
	7.	SOLE VOTING POWER:
NUMBER OF
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER:
OWNED BY
EACH		1,271,414
REPORTING	9.	SOLE DISPOSITIVE POWER:
PERSON
WITH		0
	10.	SHARED DISPOSITIVE POWER:

1,271,414
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,271,414
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 44045A 102

1.	NAME OF REPORTING PERSONS:

COMPASS HORIZON PARTNERS, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda
	7.	SOLE VOTING POWER:
NUMBER OF
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER:
OWNED BY
EACH		1,271,414
REPORTING	9.	SOLE DISPOSITIVE POWER:
PERSON
WITH		0
	10.	SHARED DISPOSITIVE POWER:

1,271,414
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,271,414
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

CUSIP No. 44045A 102

1.	NAME OF REPORTING PERSONS:

PATH SPIRIT LIMITED

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):		☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION:

England
	7.	SOLE VOTING POWER:
NUMBER OF
SHARES		0
BENEFICIALLY	8.	SHARED VOTING POWER:
OWNED BY
EACH		1,271,414
REPORTING	9.	SOLE DISPOSITIVE POWER:
PERSON
WITH		0
	10.	SHARED DISPOSITIVE POWER:

1,271,414
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,271,414
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

13.3%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D amends Amendment No. 1 filed on April 18, 2011, and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission on November 9, 2010, as follows:

On July 23, 2012, the issuer announced the completion of a public offering of 1,909,000 shares of its common stock, which brings its total shares issued and outstanding to 9,551,348. This is an increase in the number of shares outstanding, which has resulted in a decrease in the percentage of ownership of the reporting person that requires the filing of this amendment.

ITEM 1.	SECURITY AND ISSUER.

No amendments to item 1.

ITEM 2.	IDENTITY AND BACKGROUND.

No amendments to item 2.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No amendments to item 3.

ITEM 4.	PURPOSE OF TRANSACTION.

No amendments to item 4.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

No amendments to item 5.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

No amendments to item 6.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

No amendments to item 7.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 1, 2012	ANHOLT INVESTMENTS LTD.

/s/ Cora Lee Starzomski, Director

Date: August 1, 2012	COMPASS HORIZON PARTNERS, LP

	By:	Navco Management, Ltd., its general partner

/s/ Cora Lee Starzomski, Director

Date: August 1, 2012	NAVCO MANAGEMENT, LTD.

/s/ Cora Lee Starzomski, Director

Date: August 1, 2012	PATH SPIRIT LIMITED

/s/ Arthur F. Coady, Director

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